Exhibit 99.2

Execution version

AMENDMENT AND ASSUMPTION AGREEMENT TO the
glori oil limited 2006 stock option and grant plan

THIS AMENDMENT AND ASSUMPTION AGREEMENT (this “Agreement”) is made and entered into as of April 14, 2014 by and between Glori Energy Inc. (f/k/a Glori Acquisition Corp.), a Delaware corporation (the “Purchaser”), and Glori Energy Technology Inc. (f/k/a Glori Energy Inc.), a Delaware corporation (the “Company”);

WITNESSETH:

WHEREAS, the Company previously established the Glori Oil Limited 2006 Stock Option and Grant Plan (the “Plan”);

WHEREAS, the Company reserved the right to amend the Plan;

WHEREAS, the Company and the Purchaser have determined to amend the Plan in connection with that certain Merger and Share Exchange Agreement, dated as of January 8, 2014 (as amended by the First Amendment to the Merger and Share Exchange Agreement, dated as of February 20, 2014, and the Second Amendment to the Merger and Share Exchange Agreement, dated as of March 20, 2014, and as it may further be amended from time to time, the “Merger Agreement”), by and among Infinity Cross Border Acquisition Corporation, the Purchaser, Glori Merger Subsidiary, Inc., the INXB Representative and the Company; and

WHEREAS, the Company and the Purchaser agree that the Purchaser shall assume all sponsorship of and responsibility for the Plan effective as of the Transaction Effective Time (as such term is defined in the Merger Agreement) (the “Transaction Effective Time”);

NOW, THEREFORE, effective as of, and contingent upon the occurrence of, the Transaction Effective Time,) the Company and the Purchaser hereby agree as follows:

1. Effective as of the Transaction Effective Time, each Option that is outstanding and unexercised immediately prior to the Transaction Effective Time shall be assumed by the Purchaser and shall be converted into a right (an “Adjusted Option”) to acquire the common stock of the Purchaser, par value $0.0001 per share (the “Purchaser Common Stock”) . The Adjusted Option as so assumed and converted shall be exercisable for that number of whole shares of Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (x) the number of shares of stock of the common stock of the Company, $0.0001 per share (“Stock”) subject to such Option immediately prior to the Transaction Effective Time multiplied by (y) the Exchange Ratio (as such term is defined in the Merger Agreement) (the “Exchange Ratio”), at an exercise price per share of Purchaser Common Stock (rounded up to the nearest whole cent) equal to the quotient of (a) the exercise price per share of Stock of such Option, divided by (b) the Exchange Ratio; provided that the exercise price and/or the number of shares of Purchaser Common Stock  that may be purchased under the Adjusted Option shall be further adjusted to the extent required to remain compliant with, or exempt from, the requirements of section 409A of the Code; and provided further, that in the case of Options that are intended to qualify as Incentive Stock Options, the exercise price and the number of shares of Purchaser Common Stock subject to the Adjusted Option shall be determined in a manner consistent with the requirements of section 424 of the Code.

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2. Except as set forth in paragraph 1 above, each Adjusted Option shall continue to have, and shall be subject to, the same terms and conditions as applied to the Option immediately prior to the Transaction Effective Time, including the same vesting schedule as the applicable Option (provided, that no Adjusted Options shall be exercisable prior to the earlier to occur of (i) the one (1) year anniversary of the date of the Transaction Effective Time (the “Closing Date”) or (ii) sixty (60) days after the Option holder’s termination of employment or termination of service with the Purchaser and its “affiliates” (within the meaning of the Plan)).

3. With respect to three percent (3%) of the shares which can be acquired under each Adjusted Option (such 3%, the “Reserved Portion”), in addition to the above-described exercisability restrictions applicable to the Adjusted Option, the Reserved Portion shall (A) in no event be exercisable until after the first anniversary of the Closing Date (the “Expiration Date”), (B) immediately after 11:59 p.m. New York City time on the Expiration Date, the Reserved Portion shall be forfeited in the same proportion that the number of Escrow Shares (as such term is defined in the Merger Agreement) (the “Escrow Shares”) that are not released from the Escrow Account (as such term is defined in the Merger Agreement) (the “Escrow Account”) to the Exchange Agent (as such term is defined in the Merger Agreement) (the “Escrow Agent”) for distribution to Company stockholders and warrantholders as of immediately prior to the Transaction Effective Time (“Company Holders”), net of the number of Escrow Shares retained for Pending Claims (as such term defined in the Merger Agreement) (“Pending Claims”), bears to the aggregate number of Escrow Shares deposited in the Escrow Account at the Closing (subject to equitable adjustment for stock dividends, recapitalizations, stock exchanges and other similar transactions) and (C) with respect to the portion of the Reserved Portion equal to the number of Escrow Shares retained after the Expiration Date for Pending Claims divided by the aggregate number of Escrow Shares deposited in the Escrow Account on the Closing Date (subject to equitable adjustment for stock dividends, recapitalizations, stock exchanges and other similar transactions) (the “Pending Reserved Portion”), (I) such Pending Reserved Portion shall continue to not be exercisable until after the final resolution of all Pending Claims, and (II) upon the final resolution of all Pending Claims, the Pending Reserved Portion shall be forfeited in the same proportion that the number of Escrow Shares that were retained for Pending Claims that are not released from the Escrow Account to the Exchange Agent for distribution to Company Holders (or, to the extent required by the Merger Agreement, to the Purchaser for distribution to Company Holders () bears to the aggregate number of Escrow Shares that were retained for Pending Claims. The period of exercisability of an Adjusted Option, including the Reserved Portion, shall not be extended.

4. From and after the Transaction Effective Time, (i) all references to the Company (including any references relating to a “Sale Event” involving the Company) in the Plan shall be deemed to refer to the Purchaser and (ii) the aggregate number of awards permitted to be issued or granted under the Plan shall be adjusted to an amount equal to (A) the aggregate number of shares of Stock subject to awards permitted to be issued or granted under the Plan immediately prior to the Transaction Effective Time multiplied by (B) the Exchange Ratio.

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5. Effective as of the Transaction Effective Time, the Company hereby assigns and delegates to the Purchaser, and the Purchaser hereby accepts and assumes all of the rights, responsibilities and liabilities of the Company under the Plan, and the Purchaser hereby agrees to be bound by all of the terms, provisions, limitations and conditions of the Plan to the same extent as if it had been an original party thereto and had executed an identical plan. From and after the Transaction Effective Time, participants in the Plan may only look to the Purchaser (and not the Company) for any matter relating to their Options or any other matters arising under, related to or in connection with the Plan.

6. No further Awards will be issued under the Plan after the Transaction Effective Time.

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IN WITNESS WHEREOF, the Company and the Purchaser have caused this Agreement to be executed as of the date first written above.

Glori Energy Inc. (f/k/a glori acquisition corp.)

By	/s/ Stuart Page
Name:	Stuart Page
Title:	President and CEO

Glori Energy Technology Inc.

By	/s/ Stuart Page
Name:	Stuart Page
Title:	President and CEO

Signature page to Assignment and Assumption Agreement to
Glori Oil Limited 2006 Stock Option and Grant Plan